SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 AND ENDING October 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City (City) Missouri (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, CFO/EVP (816) 474-1100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street (Address) **Kansas City** (City) **Missouri** (State) **64105** (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

0612-0792443

PROCESSED JAN 10 2007 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 27 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

SEC MAIL RECEIVED PROCESSING SECTION DEC 26 2006 WASHINGTON, DC 185

OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Executive Vice President

Title

Notary Public

J. KELLY DOUGHERTY
Notary Public - Notary Seal
State of Missouri - County of Jackson
My Commission Expires Jul. 7, 2009
Commission #05739134

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent registered public accounting firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0612-0792443

STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2006
With Report of Independent Registered Public Accounting Firm

0612-0792440

George K. Baum & Company

Statement of Financial Condition

October 31, 2006

Contents

0612-0792440

Report of Independent Registered Public Accounting Firm

The Board of Directors
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of George K. Baum & Company at October 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Kansas City, Missouri
November 22, 2006

George K. Baum & Company

Statement of Financial Condition

October 31, 2006

Assets		
Cash and cash equivalents		$ 2,710,154
Receivables from customers		1,707,803
Receivables from brokers, dealers, and clearing organizations		1,985,405
Securities owned, at fair value:		
U.S. government obligations	$ 1,373,629	
State and municipal obligations	14,679,732	
Corporate debt obligations	9,684,761	
		25,738,122
Fixed assets, net		1,501,236
Deferred taxes		2,889,000
Prepaids and other assets		5,475,426
		$ 42,007,146
Liabilities and stockholder's equity		
Payables to customers		$ 574,258
Payables to brokers, dealers, and clearing organizations		1,656,408
Payables to affiliates		1,136,163
Accrued compensation and benefits		11,084,598
Other liabilities and accrued expenses		7,016,064
		21,467,491
Subordinated liabilities		3,382,423
Stockholder's equity		17,157,232
		$ 42,007,146

See accompanying notes.

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2006

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, which provides a range of investment banking services, is a leading underwriter of tax-exempt securities.

2. Significant Accounting Policies

Revenue Recognition

Securities transactions and related commissions and trading numbers, primarily principal transactions, and expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices. If no published market prices exist, fair value is based on other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, but not fully paid for, are held as collateral against the receivables. Such collateral is not reflected in the accompanying financial statements. Included in payables to customers are free credit balances of $573,717.

2. Significant Accounting Policies (continued)

Prepaids and Other Assets

Prepaids and other assets include the cash value of life insurance contracts owned in connection with the Company's deferred compensation plan and loans to employees. These loans are generally forgivable based on continued employment.

Fixed Assets

Fixed assets are recorded at cost and consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets. Fixed assets are presented net of accumulated depreciation and amortization of $736,132.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files separate state and local income tax returns. State and local taxes have been provided for in the statement of financial condition at the effective income tax rate of the Company.

The Company's income tax provision is computed in accordance with a tax sharing agreement between the Parent and its subsidiaries, and such taxes are settled through the intercompany account with its Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Statement of Financial Accounting Standard (SFAS) No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for the Company's fiscal year beginning November 1, 2008. The Company is analyzing the impact of adopting SFAS No. 157.

3. Income Taxes

The Company's deferred tax assets of $2,889,000 consist primarily of temporary differences associated with deferred compensation and certain other liabilities being recognized for financial reporting purposes that are deferred for tax purposes. The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

4. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution is comprised of both formula based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years.

5. Lease and Other Long-term Obligations

The Company is obligated to pay rent for office space under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments for years ending October 31 are as follows:

	Minimum Annual Rental Payments
2006	$ 2,532,584
2007	2,354,261
2008	1,905,892
2009	1,070,238
2010	976,506
Thereafter	2,880,727
	$ 11,720,208

The Company has a long-term obligation consisting of the annual payments of $1,900,000. This obligation is included in other liabilities and accrued expenses, and has an unamortized discount of $589,000 at October 31, 2006.

6. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

As a result of the nature of the Company's business, certain transactions underwritten by the Company and by other broker-dealers are the subject of reviews by various governmental agencies. These reviews do not currently involve any actual or threatened direct claims against the Company.

6. Commitments and Contingencies (continued)

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize the above off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, is the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and continuous monitoring of market exposure and counterparty risk.

7. Short-Term Borrowings

Short-term borrowings of the Company represent credit arrangements that are secured by company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2006.

8. Subordinated Liabilities

The Company has subordinated liabilities of $3,382,423 relating to the Company's deferred compensation plan. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Financial Instruments

The Company's financial instruments are recorded at fair value or contract amount, which approximates fair value, in the Company's statement of financial condition. Financial instruments that are recorded by the Company at contract amounts include receivables from and payables to brokers, dealers, and clearing organizations; receivables from and payables to affiliates and customers; and subordinated liabilities. The financial instruments carried at contract amounts have short-term maturities (one year or less) and are repriced frequently or bear market interest rates.

10. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement. Additionally, the Company has a compensation and facilities sharing arrangement with an affiliated entity.

11. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

11. Net Capital Requirements and Other Regulatory Matters (continued)

At October 31, 2006, the Company had net capital of $12,614,135, which was 789% of aggregate debit balances and $12,364,135 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.